Mail Stop 3561

February 25, 2008

By U.S. Mail and facsimile to (405) 553-3760

Steven E. Moore
Chairman and Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, OK 73101-0321

       Re: OGE Energy Corp.
              Definitive 14A
              Filed March 30, 2007
              File No. 1-12579

Dear Mr. Moore:

       We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

       Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

       If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                     Sincerely,

                     Ellie Quarles
                     Special Counsel

cc: James R. Hatfield
        Senior Vice President and
        Chief Financial Officer